					Exhibit 12.1

Frontier Communications Corporation
Statements of the Ratio of Earnings to Fixed Charges
(Dollars in Thousands)
(Unaudited)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Pre-tax income from continuing operations	$193,109	$290,770	$344,528	$394,800	$265,193

(Income) or loss from equity investees	(994)	(4,667)	(4,655)	136	(91)

Pre-tax income from continuing operations before (income) or
loss from equity investees	192,115	286,103	339,873	394,936	265,102

Fixed charges	388,554	373,516	391,409	343,954	346,531

Distributed income of equity investees	1,532	3,935	4,064	-	818

Interest capitalized	(1,714)	(2,796)	(2,857)	(2,081)	(2,176)

Preference security dividend requirements of consolidated subsidiaries	-	(214)	(246)	(642)	(2,008)

Income attributable to the noncontrolling interest in a partnership	(2,398)	(1,614)	(1,860)	(4,313)	(1,981)

Total earnings	$578,089	$658,930	$730,383	$731,854	$606,286

Ratio of earnings to fixed charges	1.49	1.76	1.87	2.13	1.75

NOTE:  The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.